

June 1, 2023

Giacomo Dall'Aglio
Chief Financial Officer
Kaleyra, Inc.
85 Broad Street
New York, NY 10004

> **Re: Kaleyra, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed March 16, 2023**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2023**
> **Filed May 10, 2023**
> **File No. 001-38320**

Dear Giacomo Dall'Aglio:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarters Ended March 31, 2023

Note 5. Goodwill and Intangible Assets, Net, page 14

1. We note subsequent to your acquisition of mGage your stock price, market capitalization, and operating results continued to decline, and the book value of your shareholders' equity exceeded your market capitalization at March 31, 2023; however, we noted no revisions to your disclosures related to goodwill under critical accounting estimates in MD&A in subsequent quarterly filings that address these factors. Please revise future filings to address if and how declines in your stock price, market capitalization, and operating results impact your determination to test goodwill for impairment as of an interim date and, if not, explain why not. Please also revise future filings to explain how you consider market capitalization in determining the estimated fair values of the reporting units. Refer to ASC 350-20-35-3C, ASC 350-20-35-22 to 24, and ASC 350-20-35-30.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology